SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 13, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Announcement Details
Company Merant PLC
TIDM MRN
Headline Disposal
Released 07:30 13 Aug 2001
RNS Number 3857I

Full Announcement Text


RNS Number:3857I
Merant PLC
13 August 2001

Embargoed for release, Monday 13 August 2001 - 07.30am (BST)


                                  MERANT plc

           MERANT plc completes sale of Micro Focus (ACT division)

MERANT plc is pleased to announce the completed sale of Micro Focus, its legacy development, transformation and integration business (the ACT Division) to Golden Gate Capital and Parallax Capital Partners. Shareholders approved a resolution at the Extraordinary General Meeting held on 23 July 2001 with regard to the Disposal of Micro Focus, the ACT Division. The initial intention to sell Micro Focus business assets to Golden Gate Capital and
Parallax Partners was announced 12 June 2001.

                                  Ends

Contacts:


Merant
Gary Greenfield, Chief Executive Officer            Tel:  +1 301 838
5223
Ken Sexton, Chief Financial Officer                 Tel:  +1 301 838
5210
Larry Death, VP Communications/Investor Relations   Tel:  +1 301 838
5228

Financial Dynamics                                  Tel:  +44 (0) 20
7831 3113
Harriet Keen
Emma Rutherford


END

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 13, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel